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As submitted to the Securities and Exchange Commission confidentially on June 2, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

T2 Biosystems, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8071 (Primary Standard Industrial Classification Code Number)	20-4827488 (I.R.S. Employer Identification No.)

101 Hartwell Avenue
Lexington, Massachusetts 02421
(781) 457-1200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John McDonough
President and Chief Executive Officer
T2 Biosystems, Inc.
101 Hartwell Avenue
Lexington, Massachusetts 02421
(781) 457-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Johan V. Brigham Peter N. Handrinos Latham & Watkins LLP John Hancock Tower, 20th Floor 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Brent B. Siler Divakar Gupta Brian F. Leaf Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

          This filing is being submitted confidentially solely for the purpose of submitting Exhibit 10.12 to the Registration Statement on Form S-1 (the "Registration Statement"). No change is made to the prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement.

 Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following table indicates the expenses to be incurred in connection with this offering described in this registration statement, other than the underwriting discount, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market fee.

Amount
SEC Registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market initial listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*
To be provided by amendment

Item 14.    Indemnification of Directors and Officers.

          Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

          Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

          We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any other company or enterprise to which the person provides services at our request.

          We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

          In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

          Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

          (a)     Issuance of Securities.

          1.      In August 2011, we issued an aggregate of 5,054,945 shares of series D preferred stock to investors at a price per share of $4.55 for aggregate gross consideration of $23.0 million. These shares will automatically convert into 5,054,945 shares of our common stock upon the closing of this offering.

          2.      In March 2013, we issued an aggregate of 6,930,967 shares of series E preferred stock to investors at a price per share of $5.7712 for aggregate gross consideration of $40.0 million. These shares will automatically convert into 6,930,967 shares of our common stock upon the closing of this offering.

          (b)     Stock Option Grants. From January 1, 2011 through May 27, 2014, we granted stock options to purchase an aggregate of 3,504,304 shares of our common stock at a weighted-average exercise price of $1.85 per share, to certain of our employees, directors and consultants in connection with services provided to us by such persons. Of these, options to purchase 71,793 shares of common stock have been exercised through May 27, 2014 for aggregate consideration of $101,277, at a weighted-average exercise price of $1.41 per share.

          (c)     Warrants. Since May 2011, we issued one warrant to SVB and one to MDF in connection with various loan and security agreements. These warrants are immediately exercisable for the purchase of 49,780 shares of preferred stock. If none of these warrants are exercised, upon the closing of this offering, SVB's warrant for 19,780 shares of preferred stock will terminate while MDF's warrant for the purchase of 30,000 shares of preferred stock will automatically convert to common stock pursuant to a cashless net exercise.

          The issuances of stock options, warrants and the shares of common stock issuable upon the exercise of the options described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

          All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	**	Restated Certificate of Incorporation of the Registrant, as amended (currently in effect)
3.2	**	Bylaws of the Registrant (currently in effect)
3.3	*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4	*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1	*	Specimen Stock Certificate evidencing the shares of common stock
4.2	**	Fourth Amended and Restated Investors' Rights Agreement, dated as of March 22, 2013
5.1	*	Opinion of Latham & Watkins LLP
10.1	#**	Amended and Restated 2006 Employee, Director and Consultant Stock Plan, as amended, and form of option agreements thereunder
10.2	#*	2014 Incentive Award Plan and form of option agreements thereunder
10.3	#*	Non-Employee Director Compensation Program
10.4	*	Form of Indemnification Agreement for Directors and Officers
10.5	#**	Employment Letter Agreement, dated as of March 14, 2008, by and between the Registrant and John McDonough
10.6	#**	Employment Letter Agreement, dated as of March 8, 2013, by and between the Registrant and Marc Jones
10.7	#**	Employment Letter Agreement, dated as of July 19, 2013, by and between the Registrant and Sarah Kalil
10.8	#**	Employment Letter Agreement, dated as of February 15, 2014, by and between the Registrant and Michael Pfaller
10.9	#**	Employment Letter Agreement, dated as of December 19, 2006, by and between the Registrant and Tom Lowery, Jr.
10.10	#**	Consulting Agreement, dated as of July 20, 2006, by and between the Registrant and Michael Cima, as amended on March 19, 2013
10.11	#**	Consulting Agreement, dated as of July 20, 2006 by and between the Registrant and Robert Langer, as amended on March 20, 2013
10.12	†	Sales Agreement, dated as of February 11, 2011, by and between GE Healthcare Bio-Sciences Corp. and the Registrant
10.13	†**
Exclusive License Agreement, dated as of November 7, 2006, as amended on December 2, 2008 and February 21, 2011, by and between The General Hospital Corporation d/b/a Massachusetts General Hospital and the Registrant

Exhibit Number		Description of Exhibit
10.14	**	Security Agreement, dated as of May 9, 2011, by and between the Registrant and Massachusetts Development Finance Agency
10.15	**
Loan and Security Agreement, dated as of August 30, 2007, as amended by the First Loan Modification Agreement on June 26, 2009 and the Second Loan Modification Agreement on June 25, 2013, by and between the Registrant and Silicon Valley Bank
10.16	**	Lease, dated as of May 6, 2013, as amended on September 24, 2013, by and between the Registrant and Columbus Day Realty, Inc.
10.17	**	Lease, dated as of August 6, 2010, by and between the Registrant and King 101 Hartwell LLC
10.18	**	Promissory Note, dated May 9, 2011, issued by the Registrant to Massachusetts Development Finance Agency
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1	**	Power of Attorney (included on signature page)

*
To be filed by amendment.

**
Previously filed.

#
Indicates management contract or compensatory plan.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.

(b)    Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 SIGNATURES

          Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Massachusetts, on this         day of                  , 2014.

T2 BIOSYSTEMS, INC.
By:	John McDonough President and Chief Executive Officer

 SIGNATURES AND POWER OF ATTORNEY

          We, the undersigned officers and directors of T2 Biosystems, Inc., hereby severally constitute and appoint John McDonough and Marc R. Jones, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

John McDonough	President, Chief Executive Officer and Director (principal executive officer)	, 2014
Marc R. Jones	Chief Financial Officer (principal financial and accounting officer)	, 2014
David B. Aronoff	Director	, 2014
Joshua Bilenker, M.D.	Director	, 2014
Thomas J. Carella	Director	, 2014
Michael J. Cima, Ph.D.	Director	, 2014
Alan Crane	Director	, 2014

Signature	Title	Date

Stacy A. Feld	Director	, 2014
Robert Langer, D. Sc.	Director	, 2014
Stanley N. Lapidus	Director	, 2014
Harry W. Wilcox	Director	, 2014

 Exhibit Index

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	**	Restated Certificate of Incorporation of the Registrant, as amended (currently in effect)
3.2	**	Bylaws of the Registrant (currently in effect)
3.3	*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4	*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1	*	Specimen Stock Certificate evidencing the shares of common stock
4.2	**	Fourth Amended and Restated Investors' Rights Agreement, dated as of March 22, 2013
5.1	*	Opinion of Latham & Watkins LLP
10.1	#**	Amended and Restated 2006 Employee, Director and Consultant Stock Plan, as amended, and form of option agreements thereunder
10.2	#*	2014 Incentive Award Plan and form of option agreements thereunder
10.3	#*	Non-Employee Director Compensation Program
10.4	*	Form of Indemnification Agreement for Directors and Officers
10.5	#**	Employment Letter Agreement, dated as of March 14, 2008, by and between the Registrant and John McDonough
10.6	#**	Employment Letter Agreement, dated as of March 8, 2013, by and between the Registrant and Marc Jones
10.7	#**	Employment Letter Agreement, dated as of July 19, 2013, by and between the Registrant and Sarah Kalil
10.8	#**	Employment Letter Agreement, dated as of February 15, 2014, by and between the Registrant and Michael Pfaller
10.9	#**	Employment Letter Agreement, dated as of December 19, 2006, by and between the Registrant and Tom Lowery, Jr.
10.10	#**	Consulting Agreement, dated as of July 20, 2006, by and between the Registrant and Michael Cima, as amended on March 19, 2013
10.11	#**	Consulting Agreement, dated as of July 20, 2006 by and between the Registrant and Robert Langer, as amended on March 20, 2013
10.12	†	Sales Agreement, dated as of February 11, 2011, by and between GE Healthcare Bio-Sciences Corp. and the Registrant
10.13	†**
Exclusive License Agreement, dated as of November 7, 2006, as amended on December 2, 2008 and February 21, 2011, by and between The General Hospital Corporation d/b/a Massachusetts General Hospital and the Registrant
10.14	**	Security Agreement, dated as of May 9, 2011, by and between the Registrant and Massachusetts Development Finance Agency

Exhibit Number		Description of Exhibit
10.15	**	Loan and Security Agreement, dated as of August 30, 2007, as amended by the First Loan Modification Agreement on June 26, 2009 and the Second Loan Modification Agreement on June 25, 2013, by and between the Registrant and Silicon Valley Bank
10.16	**	Lease, dated as of May 6, 2013, as amended on September 24, 2013, by and between the Registrant and Columbus Day Realty, Inc.
10.17	**	Lease, dated as of August 6, 2010, by and between the Registrant and King 101 Hartwell LLC
10.18	**	Promissory Note, dated May 9, 2011, issued by the Registrant to Massachusetts Development Finance Agency
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1	**	Power of Attorney (included on signature page)

*
To be filed by amendment.

**
Previously filed.

#
Indicates management contract or compensatory plan.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.

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Explanatory Note
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY
Exhibit Index